Exhibit (a) (xiv)

Dear Employee:

In accordance with Section 13 of the Offer to Exchange Outstanding Options to Purchase Common Stock that was made available to you on March 13, 2003 (the “Offer to Exchange”), we have further supplemented and amended the Offer to Exchange as indicated in the attached document.

For additional information about the attached changes, please submit your inquiry by email to optionexchange@openwave.com.

Sincerely,

Openwave Systems Inc.

AMENDMENTS TO THE OFFER TO EXCHANGE OUTSTANDING OPTIONS

TO PURCHASE COMMON STOCK DATED MARCH 13, 2003

The Offer to Exchange Outstanding Options to Purchase Common Stock that was distributed to you on March 13, 2003 (the “Offer to Exchange”) is hereby supplemented and amended as follows:

The following sentence is amended as set forth below as it appears in (1) the first paragraph on the title page of the Offer to Exchange, and (2) the last paragraph of Section 3 on page 16 of the Offer to Exchange:

“In addition, the Company will not accept for exchange any options tendered under this Offer that have an exercise price that is below the closing price of our common stock as quoted on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) on the Expiration Date unless such options were granted subsequent to September 12, 2002, in which case such options shall automatically be exchanged in accordance with the terms of the Offer.”